HARPER & ASSOCIATES, INC.
CONSULTANTS AT OIL AND GAS TECHNOLOGY
6815 MANHATTAN BLVD., SUITE 201
FORT WORTH, TEXAS 76120

G. MICHAEL HARPER	(817) 457-9555
PRESIDENT	(FAX) (817) 457-9569
www.harper-asssociates.com	m@harper-associates.com

November 3, 2014

Homeland Resources Ltd.
9120 Double Diamond Parkway
H#269
Reno, Nevada 89251

Re:	SEC Reserve Evaluation Homeland Resources Ltd. Interests As of July 31, 2014

Gentlemen:

                Petroleum reserves for certain leases of Homeland Resources Ltd. (“Homeland”) were determined and economic forecasts prepared for the working interests of Homeland.  The two leases evaluated are located in Cleveland and Garvin County, Oklahoma.  Homeland sold the Miss Jenny lease and its well 1-8 in 2013.  Net Oklahoma reserves herein represent 100% proportion of Homeland total reserves.  The assumptions, data, methods and procedures used were appropriate for the purpose served by the reports, and we used all methods and procedures as we considered necessary under the circumstances to prepare the reports.

The reserve estimations comply with the definitions of the U.S. Security Exchange Commission.  Reserves are classified as proved developed producing (“PDP”).  Behind-pipe and undeveloped reserves are not considered.  Proved reserves are those reported where the level of certainty is at least 90% probable that the quantities actually recovered will equal or exceed the estimates reserves under the specific prices herein.  Probable-pipe reserves do not exist where the level of certainty is at least 50% probable that the quantities actually recovered will equal or exceed the estimates reserves under the specific prices herein.  Those quantities were determined using all geologic and engineering methods and procedures as considered necessary under the circumstances to prepare the report.  All assumptions, lease descriptions and holdings, ownership, historical prices, operating lease cost, well planned investments and past production were appropriately presented by Homeland.

                For the evaluation, the table below summarizes net proved reserves and cumulative future cash flow (before U.S. federal income tax), undiscounted and discounted at 10% per year.

RESERVE SUMMARY

PROVED	PDP
Completions	3

Net Oil, Bbls.	1,110
Net Gas, MCF	1,840

Revenue ($)
-Oil	110,050
-Gas	8,870
Total	118,920

Operating Expense ($)	51,820

Production Taxes ($)	8,440

Future Cum Net Income ($)	58,660

Future Cum Net Income @ 10% DF ($)	44,860

Homeland Resources Ltd.
SEC Reserve Evaluation
As of July 31, 2014
November 3, 2014

                Reserves and economic results for each reserve class are attached, along with a one-line summary.  Individual well reserves are presented herein.  Reserve class and well performance graphs are enclosed.

Price/Cost Parameters.  Oil, condensate and gas revenue are based on the average prices for 12 months ending July 31, 2014 of $99.02 per STB and $4.59 per Mcf of gas.  Prices are not escalated.  BTU content, fuel and shrinkage for gas production and the quality of oil production are considered.  Price differentials to the WTI NYMEX spot oil prices and Henry Hub spot closing gas prices were considered.

                Expenses are based on an average well operating cost, from August 2013 through July 2014, of $3,450 per well per month are not escalated.  Production severance taxes are deducted from revenue.

ASSUMPTIONS

                No consideration was given to possible changes in operating conditions or actions of governmental regulatory agencies affecting prices.  Interests were accepted as represented.  Discount factors are calculated at mid-year, compounded annually, and applied to yearly lump sum revenues, expenses and investments.

DATA ACQUISITION

                Homeland and operator, Ranken Energy Corporation (“Ranken”), provided well and reserve information including pressure and production data through July 2014.  Additional production information was obtained on offset wells completed in correlative geologic formations with similar production performance.  During our analysis, we were given access to data as was desired and consulted freely with the officers and employees of Homeland and Ranken.

                An examination of the field facilities and operating procedures was not conducted in view of the available data that we had to assess and with our operational experience in Cleveland and Garvin County, Oklahoma.  Data used in the preparation of the evaluation was obtained from the records of the offset operators, public data, private evaluations, Homeland and Rankin.  Basic reservoir and geologic data together with engineering work will be retained on file for review by authorized personnel.

RESERVE DEFINITIONS

                The determination of the reserves is based on a petroleum engineering evaluation, supported by an independent geologic interpretation that involved direct and indirect characterization and estimates of reservoir properties.  These properties are derived from data available at the time of preparation.  One should not construe that the reserve quantities are exact.  As additional data becomes available or well operating conditions change, the likely oil, condensate or gas recovery of a reservoir may change, and consequently reserve quantities change.

                Reserve estimates comply with the definitions of the U. S. Security Exchange Commission (“SEC”).  The reserves and dollars reported herein are not determined for the following purposes: 1) litigation, 2) loan basis, and 3) market value estimate.

EVALUATOR

                This evaluation was conducted and/or supervised by Mr. Michael Harper, President.  He served on the Board of Directors of the SPE for the term 1986-1989.  He has practiced professional petroleum engineering for 36 years.  Before founding his consulting firm, Harper spent five years involved in condensate and gas evaluations, property appraisals and reservoir engineering with the firm of CG&A, Inc.  His engineering studies involved United States and International areas.  Previously, he had been with Placid Oil Company for 10 years.  There Harper's experience included five years working as senior reserve, production and reservoir engineer at the Placid headquarters in Dallas, Texas.  Fields studied were inland, wetlands and offshore in respective states of Alabama, Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas.  Overseas evaluations were prepared on geologic features in the North and the Mediterranean Seas.  His five years of experience, onshore and offshore, were spent in field supervision and the engineering design of workovers and drilling wells.

Homeland Resources Ltd.
SEC Reserve Evaluation
As of July 31, 2014
November 3, 2014

                Harper's education was at Louisiana State University where he received Bachelor and Master of Science Degrees in Petroleum Engineering.  Academic honor societies are Pi Epsilon Tau, Tau Beta Pi and Phi Kappa Phi.  Professional engineering registrations are in Texas and Louisiana.  Memberships in professional associations at the local, state and national levels are the Society of Petroleum Engineers, the American Association of Petroleum Geologists, Society of Petroleum Evaluation Engineers and the Society of Petroleum Well Log Analysts.  Evaluation courses and seminars include geologic description of condensate and gas reservoirs, gas well performance and appraisal, computer applications and 1979 through 2001 Symposiums on Hydrocarbon Economics and Evaluation.  Mr. Harper was the 1996-1997 secretary of the Petroleum Club in Fort Worth.  He currently serves as Chairman, SPE Directors’ Club.

EVALUATOR QUALIFICATIONS

I, Michael Harper, a consulting Professional Petroleum Engineer, with an office at 6815 Manhattan Blvd. Suite 201, Fort Worth, Texas 76120, hereby certify:

1.             That I am President of Harper & Associates, Inc. and I did prepare this SEC reserve report with corresponding economic values of Homeland interests in certain leases in Oklahoma.

2.             That I graduated in Petroleum Engineering in 1966 with a Bachelor of Science degree and Master of Science degree in 1968 from Louisiana State University at Baton Rouge, Louisiana.  Academic honor societies are Pi Epsilon Tau, Tau Beta Pi and Phi Kappa Phi.

3.             That I am a registered Professional Engineer in Louisiana #13687 and Texas #34481.  That I am a certified earth scientist - SIPES #2861.  That I have thirty-six years’ experience in drilling, production, reservoir studies and evaluations of Canada, Mediterranean, North Sea and United States oil and gas fields.

4.             That Memberships held in professional associations: the Society of Petroleum Engineers (#070557); the American Association of Petroleum Geologists; the Society of Petroleum Well Log Analysts; the Society of Petroleum Evaluation Engineers; and the American Association of Drilling Engineers.  I served on the National Board of Directors of the Society of Petroleum Engineers for the term 1986-1989.  I served as National Director of the Society of Petroleum Evaluation Engineers for the term 2000-2003.

5.             That Principal or its employees in the firm have no direct or indirect interests, nor do they expect to receive any direct or indirect interest in the oil and gas properties reviewed nor do they have any direct or indirect interest in the properties of Homeland.

6.             That I am an independent engineer contracted to review certain leases of Homeland in Oklahoma.

7.             That I have no direct or indirect interests in the actual outcome from the reports that have been prepared for Paul Maniscalco.

Yours very truly, G. Michael Harper, President HARPER & ASSOCIATES, INC. P. E. 34481 TX